October 5, 2005

VIA EDGAR AND FACSIMILE

Mr. Kevin Kuhar

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:                               NovAtel Inc.
Form 20-F for the Year Ended December 31, 2004
Filed May 24, 2005 (File No. 000-29004)

Dear Mr. Kuhar:

This letter sets forth the response of NovAtel Inc. (the “Company”) to the supplemental comment set forth in the Staff’s letter dated September 16, 2005 in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-29004, filed with the Securities and Exchange Commission on May 24, 2005 (the “Annual Report”).  For your convenience, we have set forth the comment in the Staff’s letter followed by the Company’s response.

Form 20-F for the Fiscal-Year Ended December 31, 2004

Note 2 Significant Accounting Policies, page F-8

n) Investment Tax Credits, page F-11

1.                                       Please refer to prior comment 2.  We note your response which appeared to appropriately address our concern related to the events that occurred which lead to the recognition of the investment tax credits.  However, your response did not reference any authoritative U.S. generally accepted accounting principles which support your presentation of the investment tax credits as a separate line item in the non-operating section of your statement of operations.  Furthermore, since no asset was acquired in the generation of the investment tax credits, it appears that the option of treating the credit as a reduction of

Federal income taxes of the year in which the credit arises (as discussed in and permitted by paragraph 10 of APB 4) would be appropriate in your situation,  Accordingly, in future filings please present the investment tax credit as a reduction of your federal income taxes in your U.S. generally accepted accounting principles disclosures in Note 22.  Also, please discuss and quantify the accounting and presentation differences between U.S. and Canadian generally accepted accounting principles for this matter in Note 22.  Alternatively, please tell us the authoritative literature under U.S. generally accepted accounting principles which supports your current presentation.

Response:

The Company advises the Staff that, in future filings with the Commission, it will present the investment tax credit as a reduction of its federal income taxes in its U.S. generally accepted accounting principles footnote disclosure.  The Company will also discuss and quantify the accounting and presentation differences between U.S. and Canadian generally accepted accounting principles in this footnote.

Please do not hesitate to call me at (403) 295-4550 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

“Werner Gartner”

Werner Gartner
EVP and CFO
NovAtel, Inc.

cc:                                 Jay Webb (Securities and Exchange Commission)
Brett Cooper (Orrick, Herrington & Sutcliffe LLP)
Raj Bhogal (Deloitte & Touche LLP)